FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 4, 2003	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the Securities Acts

of each of the other provinces of Canada

1.

Reporting Issuer

Wheaton River Minerals Ltd.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

October 28, 2003 and November 3, 2003.

3.

Press Release

Press releases with respect to the material change referred to in this report were issued on October 28, 2003 and November 3, 2003 and subsequently filed on SEDAR.

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced that it has completed the acquisition of a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for US$87 million in cash.

5.

Full Description of Material Change

On September 4, 2003, Wheaton River announced that it had entered into agreements with Teck Cominco Limited (“Teck Cominco”) and Miranda Mining Corporation (“Miranda”) to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for US$87 million in cash.

On October 28, 2003, Wheaton River announced that the offer (the “Offer”) by its wholly-owned subsidiary, MMC Acquisition Ltd. (“MMC”), to purchase all of the common shares of Miranda was successful and approximately 97.82% of the issued and outstanding shares of Miranda have been deposited and taken up under the Offer.  The Offer has expired and all conditions of the Offer have been satisfied or waived.  MMC intends to acquire all of the remaining Miranda common shares pursuant to its compulsory acquisition rights.  The total purchase price for Miranda will be US$38.6 million and will result in the acquisition of a 30% interest in the Los Filos Gold Deposit together with a 21.2% interest in the El Limon Gold Deposit.

On November 3, 2003, Wheaton River announced that it has completed the acquisition of the remaining 70% interest in the Los Filos Gold Deposit from Teck Cominco in consideration for US$48.4 million.

Wheaton River plans to bring the Los Filos Gold Deposit into production by 2006 and expects to increase projected annual production to over 700,000 gold equivalent ounces at cash costs of less than US$140 per ounce.  Wheaton River currently produces over 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) per year at a cash cost of approximately US$100 per ounce.

6.

Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 5th day of November, 2003.

WHEATON RIVER MINERALS LTD.

Per:       /s/ “PETER BARNES”

Peter Barnes

Executive Vice-President and

Chief Financial Officer